CytoMed Therapeutics Pte. Ltd.

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

January 18, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re:	CytoMed Therapeutics Pte. Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted December 20, 2021
CIK No. 0001873093

Dear Ms. Mariner:

CytoMed Therapeutics Pte. Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 7, 2022, regarding Amendment No. 2 to Draft Registration Statement on Form F-1 submitted to the Commission on December 20, 2021. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed December 20, 2021

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company duly notes the Staff’s comment. As of the date of this response letter, neither the Company, nor any of its authorized representatives, has presented written communications to potential investors in reliance on Section 5(d) of the Securities Act. However, in the event that the Company does so, we will provide all such written communications to the Staff under separate cover.

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP